

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2017

Nelson Peltz
Chief Executive Officer
Trian Fund Management, L.P.
280 Park Avenue
New York, New York 10017

> **Re:** **The Procter & Gamble Company**
> **Definitive Additional Materials on Schedule 14A**
> **Filed July 17 and 19, 2017 by Trian Fund Management, L.P., et al.**
> **File No. 001-00434**

Dear Mr. Peltz:

We have reviewed the above-captioned filings and have the following comments.

DFAN14A filed on July 17, 2017

General

1. Statements that directly or indirectly impugn the character, integrity or personal reputation of another person, or make charges of illegal, improper or immoral conduct, cannot lawfully be made without factual foundation. Characterizing a statement as an opinion or belief does not obviate the need for a factual foundation to exist in support of the statement. Refer to Note b. to Rule 14a-9. We note the follow statements for which we request to be furnished with the factual foundation upon which the participants relied to make the statement:

   - "P&G[has had] disappointing results over the past decade…";
   - "P&G['s]…$13 billion of additional cost savings, given the Company's track record,…will be as ineffective as the 2012 program…";
   - "P&G has an overly complex organizational structure and a slow moving and insular culture"; and,
   - "[P&G's] organizational structure and culture…can be highly resistant to change…"

Excessive Cost and Bureaucracy

2. In future soliciting materials, please disclose the factual foundation for any continued assertion that the Company's management explicitly acknowledges the need to reduce bureaucracy. In addition, please qualify as a belief your assertion that excessive cost and bureaucracy "clearly" have not been sufficiently addressed. Refer to Rule 14a-9.

What Trian is NOT Pushing For

3. Please advise us of the factual basis, if any, supporting the statements that characterize the participants as long-term shareowners. Disclose the foundation in future filings.

Presentation filed as Exhibit 99

4. Slide 11 titled "Organic Sales Growth Has Deteriorated Over the Last 5 Years," includes an entry for 2016 that lists the compound annual growth rate (CAGR) at 0%. For the CAGR the participants provide for 2011 – 2016, a 2.2% figure has been identified. Slide 10 also has exposure to these figures which, if incorrect, also would need to be revised. Please provide us with a brief analysis showing the factual support for the accuracy of the 0% and 2.2% figures used in the presentation.

5. Slide 15 represents that Procter & Gamble "claims" that $3 billion in costs savings was reinvested. By describing this reinvestment as a "claim" by the Company rather than as a verifiable fact, the participants are implying that the Company's description of its use for the $3 billion is untrue. Please remove this implication in a future filing or provide us with the factual foundation to support the contention that the purported $3 billion reinvestment might not have occurred.

6. Refer to the quotation of JP Morgan on slide 16 and the management testimonials on page 22. Please advise us how the participants have complied with Rule 14a-12(c)(2).

7. Advise us, with a view towards revised disclosure in a future filing, whether or not the participants have been authorized to use the registrant's registered trademarks and logos. In addition, to the extent such use does not impermissibly infringe upon the registrant's intellectual property and thus continues, please explicitly disclaim any affiliation with, endorsement by, or authorization received from the registrant in order to remove the implication that the registrant has sanctioned the use of such trademarks and logos.

DFAN14A filed on July 19, 2017

8. The representation that "numerous inquiries and expressions of support from shareholders" must be supported with a factual foundation. Advise whether or not the participants have maintained a list of names, contact information, and dates of contact for the "numerous" shareholders who have submitted inquiries and expressed support.

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Chris Ronne, Attorney-Advisor, at (202) 551-6156 or me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Merger and Acquisitions

cc: Aneliya S. Crawford, Esq.